Exhibit 99.2

SilverCape Releases Revised Proposal to Acquire PetMed Express for $3.00 per Share in Cash

Unaccountable Board Led by Chair & Interim CEO Leslie C.G. Campbell Continues to Preside Over Stunning Destruction of Stockholder Value

Board’s Failure to Properly Consider Strategic Alternatives Amid Ongoing Erosion of Value Could Leave Stockholders with Nothing

SilverCape Calls on Directors to Act as Independent Fiduciaries and Engage in Good Faith with its Proposal or Run a Bona Fide Process to Sell the Company

SINGAPORE – June 29, 2026 – SilverCape Investments Limited (“SilverCape”), a Singapore-based single family-office, today released an open letter to the board of directors (the “Board”) of PetMed Express, Inc. (“PetMed” or the “Company”) (Nasdaq: PETS) calling on the Board to engage with SilverCape on a revised proposal to acquire all outstanding shares of Common Stock of PetMed for $3.00 per share in cash with no financing contingency (the “Proposal”). The proposed purchase price represents a premium of approximately 70% to PetMed’s closing share price of $1.76 on June 26, 2026.

In its letter to the Board, SilverCape outlines its belief that:

●	Based upon the dismal quarterly and fiscal year report of PetMed earlier this month, it is no longer viable as a public company and should seek a sale to an interested buyer before the remaining value of the Company is eroded and destroyed.

●	The Board’s refusal to engage meaningfully with SilverCape on its original proposal to acquire the Company for $4.00 per share in cash and then concluding a purported process to consider other sale interest without materializing a superior transaction, has left the Company in a precarious position.

●	The ongoing deterioration of PetMed’s business, a rapidly depleting cash balance, and a lack of effective leadership have eroded substantial additional value since SilverCape made its original proposal on December 11, 2025.

●	The governance of the Company is broken, ineffective, with unaligned Board members who own little stock, and are not acting as independent fiduciaries for stockholders.

●	SilverCape’s $3.00 per share cash purchase price crystallizes the long-term value of PetMed’s assets for stockholders – without the ongoing exposure to the risks faced by the business as admitted by the Company in its most recent 10-K filing, “…financial condition may currently and in the future raise substantial doubt as to our ability to continue as a going concern.”

The full text of SilverCape’s letter to the Board in respect of its Proposal is below:

June 29, 2026

PetMed Express, Inc.

420 South Congress Avenue

Delray Beach, FL 33445

Attention: Leslie C.G. Campbell, Chair and Interim CEO; Justin Mennen, Lead Independent Director; James LaCamp, Director; Leah A. Solivan, Director; and Peter Batushansky, Director.

Dear Members of the Board of Directors (the “Board”):

As you know, SilverCape Investments Limited (“we”, “us”, “our” and “SilverCape”) is a significant stockholder of PetMed Express, Inc. (“PetMed” or the “Company”), owning approximately 12% of the Company’s outstanding common stock. We are deeply aligned with our fellow stockholders, many of whom likely share our alarm at the stunning destruction of value that PetMed stockholders have suffered over the past 1, 3, and 5-year periods. On July 2, 2021, PetMed’s shares traded at $32.30; and closed on June 26, 2026 at $1.76 – representing a massive destruction of stockholder value. PetMed’s poor business and financial performance, rapid management turnover, and its lack of strategic direction over the last several quarters made it increasingly clear to us that PetMed was no longer viable as a public company.

SilverCape advanced a solution that it believed would restore liquidity and immediate value to stockholders and offer an opportunity to rebuild the Company away from the glare of the public markets. On December 11, 2025, we advanced a good-faith proposal to acquire the Company for $4.00 per share in cash with no financing contingency, representing a substantial premium over the current stock price.

Without any assurance that the Board would meaningfully engage on our proposal or even run a bona fide M&A process to sell the Company to another buyer, the Board demanded that SilverCape enter a year-long standstill. To enable engagement with the Company, SilverCape offered to enter into a six-month standstill, which would have allowed the Company to engage in discussions with SilverCape, while also running an organized sale process. This was rejected by the Company without any discussion on how the actual process would proceed.

We were surprised then to read in the Company’s Fourth Quarter 2026 and Fiscal Year 2026 Earnings Report that the Company claimed to have “carefully evaluated” two proposals to acquire PetMed, at prices ranging from $4.00 and $4.25 per share, and that instructed its financial advisors to solicit interest from strategic and financial sponsors. Ultimately, asserting that “…after careful deliberation and consideration of the alternatives reasonably available to the Company, the Board determined that it is in the best interests of the Company and its stockholders not to proceed with either of the publicly announced proposals”1.

It is our understanding that while the Company’s financial advisors engaged in some degree of outreach to potential buyers, the Company did not run a marketed process to sell the Company. In addition, other than perfunctory contact with the Board’s financial advisors, no meaningful engagement on our proposal occurred, nor did we receive any feedback on how we could potentially improve our proposal. Accordingly, we believe that the Company’s disclosure on June 2, 2026 is at best misleading. At worst, it speaks to a Board that would cavalierly reject two proposals that could have delivered substantial cash premiums to PetMed’s long-suffering stockholders, without offering a credible alternative that could restore value for stockholders.

[1]	https://www.sec.gov/Archives/edgar/data/1040130/000104013026000016/pets-2026331xex991.htm

SilverCape’s Revised Proposal

Since we made our original proposal, PetMed’s financial condition has continued to deteriorate, and the Board has failed to provide stockholders with a credible plan that could reverse the Company’s decline. With yet another dismal quarterly and fiscal year report confirming the continued destruction of stockholder value, we call on the Board to engage with us on a revised proposal, on substantially the same terms as outlined in our December 11, 2025 letter, to acquire 100% of the outstanding equity interests of the Company, at a revised price of $3.00 in cash per share of the Company’s Common Stock (the “Proposal”).

While still at a significant premium to the market price of the stock, the revised purchase price reflects the Company’s continued deterioration. We urge the Board to act before the remaining value of the Company is eroded and destroyed.

Reasons the Board Should Engage with the SilverCape Proposal

SilverCape believes its Proposal represents a superior alternative for PetMed stockholders to the Company’s current value destructive course for the following reasons:

Material Deterioration of the Business – PetMed is No Longer Viable as a Public Company

●	As a result of the Board and management team’s poor leadership, PetMed’s business is showing systemic signs of deterioration across key financial metrics.

●	The Company’s core prescription-medication revenue is shrinking, repeat-customer revenue is declining, new-customer acquisition is both smaller and more expensive, and gross margins are compressing.

●	At the same time, general, administrative and remediation costs have risen enough to consume essentially all of PetMed’s gross profit, pushing adjusted EBITDA and operating cash flow sharply negative.

●	In the last fiscal year alone, PetMed’s cash position declined from $54.7 million to $21.4 million[2], with no end in sight.

●	PetMed’s latest 10-K filed on June 2, 2026, ominously warns stockholders that the Company’s “…financial condition may currently and in the future raise substantial doubt as to our ability to continue as a going concern.”

●	All of this points to a Company that should no longer be public, and the Board should engage on our Proposal which will recover some value to stockholders, before it is too late.

A Lack of Effective Leadership and Institutional Chaos

●	PetMed has exhibited an alarming pattern of leadership instability and governance failures under long-tenured director and Board Chair Leslie C.G. Campbell.

●	A revolving door C-suite, including the departure of two CEOs and CFOs in just two years, with the Board Chair, now occupying the role of interim CEO, with no guidance as to whether a new CEO with experience in the industry will ever be appointed, has also shattered credibility with investors.

●	In assuming the role as Interim CEO, the Chair was awarded a $1.3 million base salary per-year, an outsized sum when compared against the Company’s sub-$40 million market capitalization.

●	The inevitable institutional chaos created by senior-level turnover on Ms. Campbell’s watch has left the Company without a credible strategic direction.

[2]	https://www.sec.gov/ix?doc=/Archives/edgar/data/0001040130/000104013026000019/pets- 20260331.htm#i5612d35ddc704c22b6b8aabf807e450f_76

●	PetMed has also exhibited an inability to meet its basic obligations as a public company and has been repeatedly cited by Nasdaq for failing to file its financial reports in a timely manner.

●	The Board and management team appear to have no credible plan for stopping or reversing the massive value destruction underway – a sale is the best option available to the Company and to stockholders.

PetMed’s Broken Governance and Unaligned and Unaccountable Board

●	The Board and management team are not aligned or accountable to other stockholders.

●	According to the Company’s last proxy statement, members of the board and executive officers owned just 2% of PetMed’s outstanding shares. A number that drops to below 1% when the shares of the Company’s former CEO are excluded[3].

●	Board members are protected by substantially off-market by-law provisions that make it difficult for stockholders to nominate an alternative slate of director nominees, and the Company accelerated the timing of its 2026 annual meeting of stockholders to further frustrate the ability of stockholders to nominate alternative directors.

●	Stockholders have almost no viable avenues to hold directors accountable, and it appears that the Board is unwilling to hold management accountable, contributing to the Company’s deterioration.

●	The Board has also weaponized its Stockholder Rights Plan (“SRP”), a tool intended to be adopted for a limited duration to give the Board time to consider its options. Instead, the SRP has been repeatedly renewed by the Board without seeking stockholder approval.

All-Cash Purchase Price and Immediate Liquidity

●	The $3.00 all-cash purchase price represents an approximately 70% premium to the current price of the stock.

●	The purchase price crystallizes the long-term value of PetMed’s assets for stockholders – without the ongoing exposure to the risks faced by the business.

●	PetMed’s trading volume is anemic. Long-suffering stockholders will have an opportunity to access immediate liquidity when the transaction closes.

●	SilverCape’s Proposal is the only credible option in front of stockholders that can end the ongoing destruction of value and provide them with cash for their stock.

Time is Running Out – The Board Can Still Do the Right Thing

SilverCape calls on each member of the Board to carefully consider their duties to act as independent fiduciaries for stockholders. Continued intransigence in the face of a rapid deterioration of the business and in the absence of a credible alternative is simply irresponsible. Directors have an opportunity to do the right thing, protect their reputations as professional directors, and engage meaningfully on commercial terms with Silver Cape.

[3]	https://www.sec.gov/ix?doc=/Archives/edgar/data/1040130/000104013025000099/pets- 20251210.htm#i68cd12dfba4c4cb9a83e14fceb3cff4a_49

To be clear, as a significant stockholder of the Company, SilverCape has advanced a solution that it believes is in the best interests of all stockholders. We also welcome other third-party alternatives that offer stockholders superior value and would be supportive of PetMed running a structured and independent process to consider those alternatives. However, the Board must act with alacrity to surface a solution before it is too late.

Very truly yours,

/s/ Peter Kennedy
Peter Kennedy
Managing Director

About SilverCape Investments Limited

SilverCape is a Singapore-based-single-family office with a long-term, patient approach.

Media Contact

Riyaz Lalani / Dan Gagnier

Gagnier Communications LLC

SilverCape@gagnierfc.com

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” under the U.S. Private Securities Litigation Reform Act of 1995, identifiable by terms such as, “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “should,” “could,” “target,” “goal,” “potential,” “opportunity,” “continue” or similar expressions. These statements reflect SilverCape’s current expectations on the matters discussed in this press release and are not guarantees of future results or performance and are based on SilverCape’s current expectations, speak only as of the date of this press release and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by this press release. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of SilverCape.

No Offer or Solicitation

Nothing in this press release shall be construed as constituting an offer to purchase, sell, or exchange, or a solicitation of an offer to purchase, sell, or exchange, any securities, or as soliciting any vote or proxy or in any other context, in any jurisdiction where such offer, solicitation, or sale would not be permitted under applicable law. Any offer of securities, to the extent one is made, will only be made in compliance with applicable registration requirements or an available exemption therefrom under the laws of the United States and any other applicable jurisdiction.

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